UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 30, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date: April 30, 2009

Q1 2009 Production Report April 30, 2009 Bonikro, Côte d’Ivoire

Forward looking statements This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”). Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved. The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. This presentation is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s operations, please refer to the Lihir Gold Limited (TSX:LGG) NI 43-101 Technical Reports available on SEDAR (www.sedar.com). Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Group highlights • Third successive record quarter with gold production of 318,000oz • Maintains record quarterly production levels from cornerstone Lihir Island ~247,000 oz • Significant production contributions from • Bonikro ~ 40,000 oz • Mt Rawdon ~ 26,000 oz • MOPU project on schedule and on budget • Ballarat to focus on Northern zones • Promising results continue from Côte d’Ivoire exploration • Group total cash costs $329/oz (excl Ballarat)

Record group quarterly gold production


(Kozs)
139
177
250
315
318
Ballarat (6 kozs)
Mt Rawdon (25 kozs)
Bonikro (40 kozs)
Lihir Island (247 kozs)
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09

Lihir Island maintains record production (Kozs) 247 247 216 170 139 Q1 08 Q2 08 Q3 08 Q4 08 Q1 09

Flotation boosts autoclave feed grade Lihir Island, A/C feed grade (g/t), quarterly 7.3 7.1 Incremental impact of 6.1 1.3 1.6 flotation on 5.9 A/C feed grade. 0.3 5.4 1.2 4.8 4.8 1.1 0.5 0.8 Average grade of 5.6 5.8 5.7 4.9 ore milled 4.3 4.3 4.0 Q3 07 Q4 07 Q1 08 Q2 08 Q3 08 Q4 08 Q1 09

Costs reducing, margins expanding (Lihir Island, US$/oz) 928 900 910 Cash price realised 865 813 215 306 327 390 545 Cash margin 251 177 127 61 62 Costs deferred 462 417 411 362 Total Cash Costs 303 Q1 08 Q208 Q3 08 Q4 08 Q1 09

Million Ounce Plant Upgrade • Project remains on schedule and budget • Key stages of the plant expansion to be accelerated • Site planning underway • Power project feasibility to be completed mid year

Bonikro strong performance Gold grade (g/t) 2.19 2.31 Q4 08 Q1 09 Gold production (kozs) 40.1 36.7 Q4 08 Q1 09 Production is 100% basis, of which 90% is attributable to LGL

Mt Rawdon consistent results Gold grade (g/t) 1.09 1.03 0.92 Q3 08 Q4 08 Q1 09 Gold production (kozs) 25.0 25.5 23.8 Q3 08 Q4 08 Q1 09

Ballarat to focus on the north • 5,687oz produced in the quarter • Initial review of Ballarat completed • Operation streamlined with contract mining ceased • Focus on development to the Northern zone

Heading to the northern zone New Last Britannia Victoria North Woah Normanby Llanberris1 United United Chance Hawp Golden Point North Ventilation Shaft Southern Central Northern Golden Normanby Sovereign Canton Llanberris Victoria Prince Point Blue Whale Fault Britannia Fissure lode Tension veins

Bonikro near mine exploration Oumé Dougbafla East Hiré Bonikro Akissi-So Assondji-So

Hiré permit


9m @ 13.1g/t
8m @ 6.9g/t
7m @ 6.8g/t
Agbale
11m @ 6.25g/t
7m @ 13.99g/t
6m @ 3.55g/t
Akissi-So
HIRE
5m @ 8.26g/t
12m @ 3.98g/t
27m @ 4.52g/t
Chappelle
1 km
11m @ 3.63g/t
9m @ 2.48g/t
7m @ 8.2g/t
Assondji-So

Oumé permit


Dougbafla North
Dougbafla West
Dougbafla East
11m @ 9.23g/t
20m @ 3.82g/t
37m @ 2.56g/t
Dougbafla Central
Dougbafla South
1 km

Côte d’Ivoire regional exploration Didievi • Infill drilling to commence in June quarter Tehini West Bassawa Bassawa • 3,400 metres RC drilling • 5m @ 20.6 g/t • 13m @ 2.3 g/t • 8m @ 17.6 g/t Oumé Didievi Tehini West • Infill soil sampling Bonikro Hiré • Nine gold in soil anomalies between 1 to 4 km long Sassandra Sassandra • Regional soil sampling completed

Globally competitive cash costs (US$/oz) $473 2008 ave. cash costs+ $439 Q4 08 ave. cash costs+ 462 417 412 353 329* Q1 08 Q208 Q3 08 Q4 08 Q1 09 Note: Periods prior to Q3 2008 represent Lihir Island only * Excludes Ballarat, + Source: World Gold Analyst

2009 Outlook LGL Group • Total gold production 1.04 — 1.2 million ozs • Total cash costs below $400/oz Operations • Lihir Island ~ 770-840 kozs • Mt Rawdon ~ 90-100 kozs • Bonikro ~ 130-160 kozs · Ballarat ~ up to 50 kozs

Group gold production (Kozs) • Increasing gold production • Decreasing costs 1.04 — 1.2m • Debt free, cash in the bank Bonikro • Largely un-hedged 882 Mt Rawdon Ballarat 701 651 596 Lihir Island 2005 2006 2007 2008 2009 Figures include 100% of Bonikro production, of which 90% is attributable to LGL

www.LGLgold.com Competent Persons The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves for the LGL group is based on information compiled by Roy Kidd who is a member of the Australian Institute of Geoscientists. Roy Kidd is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on their information in the form and context in which it appears. The information in this report that relates to Ballarat Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr Charles Carnie. Mr Carnie is a full-time employee of LGL and is a member of the Australian Institute of Geoscientists. Mr Carnie has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Carnie consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.